UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2025

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

SK Telecom Co., Ltd. (“SK Telecom”) plans to hold a conference call for 2024 4Q earnings and Full Year 2024 earnings results as follows:

1. Agenda

•	2024 4Q and Full Year 2024 Earnings Results

•	Q&A Session

2. Date and Time

February 12, 2025 3:00 p.m. (Seoul Time)

3. Place

SK Telecom Headquarters

4. Participants

Investors and Analysts

5. Web-casting Audio Service

Real-time access to the call and an archive of the call will be available on SK Telecom’s IR website (https://www.sktelecom.com/en/investor/lib/announce.do). The materials for SK Telecom’s conference call will be available on its IR website on February 12, 2025 (Seoul time).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: February 5, 2025